Filed by Athena Consumer Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Next.e.GO B.V.

Commission File No. 333-270504

Date: July 7, 2023

The following communication was published by Next.e.GO Mobile SE as a press release on July 7, 2023.

Next.e.GO Mobile SE Secures $75 Million Financing

Proceeds To Support Next.e.GO Mobile SE’s

Production and Global Expansion

Aachen, Germany, July 7, 2023 – Next.e.GO Mobile SE (“e.GO”), an innovative producer of urban battery electric vehicles and unique production technology, today announced the successful closing of a $75 million fixed interest rate debt financing from Western Asset, one of the world’s leading fixed-income asset management institutions. The net proceeds of the financing will be used to help e.GO continue executing on its business strategy, with a particular focus on production of the e.wave X model as well as its global growth leveraging its proprietary MicroFactory.

“We are pleased to partner with Western Asset, one of the world’s leading fixed-income managers that has been providing customized financial solutions on behalf of their clients for over 50 years.” said Ali Vezvaei, Chairman of the Board of e.GO. “As we focus on bringing convenience, practicality and affordability to everyday urban mobility, this financing gives us the opportunity to continue towards our planned production and grow our MicroFactory footprint.”

This successful debt financing is a testament to e.GO’s robust technology foundation as an innovative producer of electric vehicles. We are truly excited about our partnership with e.GO and looking forward to its continued growth upon closing of the envisioned de-SPAC transaction”. Said Isabelle Freidheim, Chairman of the Athena SPAC.

e.GO has developed and introduced a new innovative vehicle manufacturing solution that enables the company to produce its urban vehicles faster and with less capital investment compared to traditional vehicle manufacturing methods. These disruptive production facilities, called MicroFactories, have unique features such as higher economic flexibility and optimized energy footprint, while creating employment opportunities and enabling decentralized global growth. e.GO’s product platform leverages its wide range of innovation and knowhow, including materials selection, battery solution and the smart skateboard.

There are already more than 1,300 e.GO vehicles on the road to date.

About e.GO

Headquartered in Aachen, Germany, e.GO designs and manufactures battery electric vehicles for the urban environment, with a focus on convenience, reliability and affordability. e.GO has developed a disruptive solution for producing its electric vehicles using proprietary technologies and low cost MicroFactories, and has vehicles already on the road today. e.GO is helping cities and their inhabitants improve the way they get around and is making clean and convenient urban mobility a reality. Visit https://www.e-go-mobile.com/ to learn more.

As previously announced, e.GO has entered into a definitive agreement for a business combination (“Business Combination”) with Athena Consumer Acquisition Corp. (“Athena”) (NYSE: ACAQ, ACAQ.U, ACAQ WS), a publicly-traded special purpose acquisition company that would result in e.GO and Athena becoming a subsidiary of Next.e.GO B.V. (“TopCo”) to be publicly listed on the NYSE under the new ticker symbol “EGOX”. Completion of the proposed transaction is subject to customary closing conditions and is expected to occur in of the second half of 2023.

About Western Asset

Western Asset

Western Asset is one of the world’s leading fixed-income managers with 50 years of experience and $402.1 billion in assets under management (AUM) as of March 31, 2023. With a focus on long-term fundamental value investing that employs a top-down and bottom-up approach, the firm has nine offices around the globe and deep experience across the range of fixed income sectors. Founded in 1971, Western Asset has been recognized for delivering superior levels of client service alongside its approach emphasizing team management and intensive proprietary research, supported by robust risk management. To learn more about Western Asset, please visit www.westernasset.com.

Contacts

Next.e.GO Mobile SE

Public Relations Lilienthalstraße 1

52068 Aachen, Germany

presse@e-go-mobile.com

For Investors:
Timo Wamig

ir@e-go-mobile.com

For Media:
Dan Brennan
ICR, Inc.
eGOPR@icrinc.com

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Athena, e.GO, and TopCo’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination, the level of redemptions by Athena’s public stockholders, the timing of the completion of the Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of Athena, e.GO, and TopCo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Athena, e.GO, and TopCo.

These forward-looking statements are subject to a number of risks and uncertainties, including: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the stockholders of Athena or e.GO is not obtained; (iii) failure to realize the anticipated benefits of the proposed Business Combination; (iv) risks relating to the uncertainty of the projected financial information with respect to e.GO; (v) the outcome of any legal proceedings that may be instituted against Athena and/or e.GO following the announcement of the Business Combination; (vi) future global, regional or local economic and market conditions; (vii) the development, effects and enforcement of laws and regulations; (viii) e.GO’s ability to grow and achieve its business objectives; (ix) the effects of competition on e.GO’s future business; (x) the amount of redemption requests made by Athena’s public stockholders; (xi) the ability of Athena or the combined company to issue equity or equity-linked securities in the future; (xii) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xiii) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation, (xiv) costs related to the Business Combination, and (xv) those factors discussed under the heading “Risk Factors” and in the documents filed, or to be filed, by Athena and Topco with the SEC. Additional risks related to e.GO’s business include, but are not limited to: the market’s willingness to adopt electric vehicles; volatility in demand for vehicles; e.GO’s dependence on the proceeds from the contemplated Business Combination and other external financing to continue its operations; significant challenges as a relatively new entrant in the automotive industry; e.GO’s ability to control capital expenditures and costs; cost increases or disruptions in supply of raw materials, semiconductor chips or other components; breaches in data security; e.GO’s ability to establish, maintain and strengthen its brand; e.GO’s minimal experience in servicing and repairing vehicles; product recalls; failure of joint-venture partners to meet their contractual commitments; unfavorable changes to the regulatory environment; risks and uncertainties arising from the acquisition of e.GO’s predecessor business and assets following the opening of insolvency proceedings over the predecessor’s assets in July 2020; and e.GO’s ability to protect its intellectual property. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

There may be additional risks that neither e.GO nor Athena presently know or that e.GO and Athena currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect e.GO’s and Athena’s expectations, plans or forecasts of future events and views as of the date of this communication. e.GO and Athena anticipate that subsequent events and developments will cause e.GO’s and Athena’s assessments to change. However, while e.GO and Athena may elect to update these forward-looking statements at some point in the future, e.GO and Athena specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing e.GO’s and Athena’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an applicable exemption from the registration requirements thereof.